GrafTech International
12900 Snow Road — Parma, Ohio 44130

Mark Widmar	(216) 676-2427
Chief Financial Officer	Facsimile (216) 676-2536

January 22, 2010

Ms. Mary Beth Breslin

Senior Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE; Mail Stop 3030

Washington, DC 20549-3030

Re:	GrafTech International Ltd.

Form 10-K for the fiscal year ended December 31, 2008

Filed February 27, 2009

Form 10-Q for the period ended September 30, 2009

Filed October 29, 2009

File No. 1-13888

Dear Ms. Breslin:

We are responding to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 31, 2009, with respect to the GrafTech International Ltd. (the “Company” or “we”, “us” or “our”) Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed on February 27, 2009 (the “2008 Form 10-K”) and Form 10-Q for the period ended September 30, 2009, filed October 29, 2009 (the “September 30, 2009 Form 10-Q”).

For your convenience, we have reproduced each of the Staff’s comments followed by our response. In addition, new disclosures and additions to previously-made disclosures have been underlined and deletions have been bracketed.

Form 10-K for the fiscal year ended December 31, 2008

Note 2. Summary of Significant Accounting Policies, page 70

Revenue Recognition, page 70

1.

We note your disclosure that “sales are generally recognized when the risk of ownership passes.” Please describe for us your revenue recognition policy in greater detail. Specifically, please address why you have included the word “generally” in your policy and specify the point at which risk of ownership passes to the customer, i.e., upon shipment, receipt, or other determinable time. Please specify instances when you recognize revenue other than when ownership and title passes to your customer and the significant terms of those sales arrangements, including any customer acceptance provisions, returns, price protection or stock rotation rights.

Details should be provided to the extent that policy differs among the various marketing venues used by the Company, i.e., distributors, agents, and direct sales force or if the policies vary in different parts of the world. Additionally, please revise future filings to provide similar disclosure.

Response

Our net sales consist almost entirely of product sales, and revenue from product sales is recognized upon passage of title and risk of loss. We also have miscellaneous sources of revenue, e.g., billings for sponsored research and development (grants) and for laboratory processing and testing services, which is recognized in accordance with the grant or contract terms, not upon the passage of title. These sources of revenue have been immaterial and we do not foresee them becoming material.

Under our terms and conditions of sale, product sales do not have customer acceptance provisions or right of return, price protection, or stock rotation.

In response to the Staff’s comments, presented below is the disclosure that will be provided in our Summary of Significant Accounting Policies in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and in future filings, as appropriate:

Revenue Recognition

Revenue from sales of our products is recognized when they meet four basic criteria (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the amount is determinable and (4) collection is reasonably assured. Sales are [generally] recognized when both title and the risks and rewards of ownership are transferred to the customer or services have been rendered and fees have been earned in accordance with the contract.

Product warranty claims and returns are estimated and recorded as a reduction to revenue. Volume discounts and rebates are recorded as a reduction of revenue in conjunction with the sale of the related products. Changes to estimates are recorded when they become probable. Shipping and handling revenues billed to our customers are included in net sales and the related shipping and handling costs are included as an increase to cost of sales.

Form 10-Q for the period ended September 30, 2009

Note 7. Investment in and Loan to Non-Consolidated Affiliate, page 14

2.

We note from your disclosure that you own an 18.9% interest in Seadrift Coke L.P. which you account for under the equity method. Based on your disclosure of the impairment loss on the investment, it appears that this equity investment subsidiary may meet the significant test as prescribed by Rule 4-08(g) of Regulation S-X. In this regard, if this equity investment subsidiary meets the significant test criteria as described in Rule 4-08(g) of Regulation S-X, please provide us with and revise the notes to your financial statements in future filings to provide the disclosures required by Rule 4-08(g) of Regulation S-X. We note that the Rule 4-08(g) of Regulation S-X disclosure requirements are applicable to both annual and interim periods. If you believe that this equity investment subsidiary does not meet the significant test criteria as described in Rule 4-08(g) of Regulation S-X, please provide us with your calculation, which supports your conclusion. Additionally, please note the requirements of Rule 3-09 of Regulation S-X for equity investments if any of the conditions of Rule 1-02(w) of Regulation S-X exceed 20% for your future filings.

Response

As disclosed in Note 7, Investment in and Loan to Non-Consolidated Affiliate, in our Form 10-Q for the period ended September 30, 2009, we own 18.9% of the equity interests of Seadrift, and we account for our investment using the equity method of accounting. At September 30, 2009, Seadrift met the income significant test criteria (80.1%) as described in Rule 4-08(g) of Regulation S-X. Note 7, Investment in and Loan to Non-Consolidated Affiliate, in our Form 10-Q for the period ended September 30, 2009, included the following for Seadrift:

“Our equity earnings are based on Seadrift’s results of operations with a one-month lag because its accounting close cycle and preparation of financial statements occurs subsequent to our reporting deadline. We include an estimate for the effect of Seadrift’s LIFO inventory accounting on interim periods. Seadrift reported net sales and net loss for the three months ended August 31, 2009 of $12.8 million and $2.4 million, respectively; and net sales and net income, adjusted for the LIFO impact recognized by the company in 2008, for the nine months ended August 31, 2009 of $65.5 million and $8.8 million, respectively.”

Seadrift reported gross profit for the three and nine months ended August 31, 2009 of $0.7 million and $19.9 million, respectively. In future filings we will include Seadrift’s gross profit in our disclosure as required by Rule 4-08(g) of Regulation S-X if our investment in Seadrift continues to meet the significance tests prescribed by Rule 4-08(g) of Regulation S-X.

The summarized financial information required by Rule 4-08(g) of Regulation S-X to be included in our Form 10-K for the period ended December 31, 2009 can be found in the attached Appendix A, our proposed footnote, Investment in and Loan to Non-Consolidated Affiliate, that will be provided in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

We have noted the requirements of Rule 3-09 of Regulation S-X for equity investments. We are in the process of submitting a letter to the Division of Corporation Finance’s Office of Chief Accountant requesting a waiver of the requirement that the separate, audited financial statements of Seadrift for the year ended December 31, 2009 be filed with our Form 10-K for the year ended December 31, 2009.

3.	In this regard, we note that you recorded a $52.8 million impairment to the investment in Seadrift Coke during the six months ended June 30, 2009. We see your disclosure that Seadrift’s reported loss and projected operating losses were triggering events requiring you to assess whether there was an other than temporary impairment of the investment and that the decrease in Seadrift’s fair value was due to reductions in the estimated future cash flows from lower expected volume, growth and profitability. Please tell us and consider disclosing the following in future filings:

•	Additional details of the income approach utilized to determine the investments fair value, including the specific methodology and the significant inputs utilized in the valuation.

•

FASB ASC 820-10-35-24 (paragraph 19 of SFAS 157) notes that multiple valuation techniques may be appropriate when determining fair value. Please tell us your consideration of utilizing more than one methodology and why management selected the methodology as being the most meaningful in preparing the impairment analysis.

•

Provide a qualitative and quantitative description of material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes, including a discussion of the degree of uncertainty associated with the key assumptions.

•	Describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

•

Discuss how the assumptions and methodologies used in the six months ended June 30, 2009 have changed since the impairment analysis performed at December 31, 2008, highlighting the significant changes which resulted in the additional impairment charges.

•

Provide a more detailed discussion of the business rationale for the original investment in Seadrift Coke and describe in greater detail the facts and circumstances that lead to such a significant impairment shortly after your initial investment and for the subsequent additional impairment charges. Investors should be provided a clear picture of the material changes in Seadrift’s operations that lead to the initial investment and the reduction in its fair value.

Response

Valuation Methodology — Considerations

Seadrift is a limited partnership with no active or observable market for the limited partnership interests. In these circumstances ASC 820-10-35-28 states that “[v]aluation techniques consistent with the market approach, income approach, and/or cost approach shall be used to measure fair value.”

The Market Approach uses prices and other relevant information generated by market transactions involving identical or comparable assets. The market for assets (sales, mergers, etc.) moved from active to inactive as a result of the global financial and economic crisis. Comparable valuations for needle coke businesses or assets were not readily available or determinable from the data available. ConocoPhillips, Nippon Oil, Nippon Mining, and Seadrift are the four main producers of petroleum based needle coke (Seadrift is believed to be the second largest). Information for the needle coke businesses of ConocoPhillips, Nippon Oil, and Nippon Mining is neither readily available nor readily determinable. The market approach was not used due to the limited peer group and limited activity within the peer group

The Cost Approach is a valuation technique based on the amount that currently would be required to replace the service capacity of an asset (often referred to as current replacement cost). Simply stated, the manufacturing process for needle coke is the fractioning of a petroleum feedstock, blending it with hydrofined oil, and subjecting the resulting blend to delayed thermal coking. It has been over twenty years since the last petroleum based needle coke facility has been built. According to the U.S. Energy Information Administration, increases in coking capacity in the United States have been through upgrades or construction at existing refineries. The cost approach was not used because information on comparable replacement cost is not readily determinable or available.

We determined that the Income Approach was the most appropriate valuation technique to determine the fair value of our investment in Seadrift due to the lack of comparable market valuation or replacement cost information for comparable assets. The Income Approach is an approach that uses valuation techniques to convert future amounts, e.g., cash flows or earnings, to a single discounted present amount. It is a widely-accepted method and is the method used by us in determining the purchase price for our investment in Seadrift.

Valuation Methodology — Significant Assumptions

We used a discounted cash flow model in which cash flows anticipated over several periods, plus a terminal value at the end of that time horizon, are discounted to their present value using an appropriate rate of return. Terminal value was determined using the constant growth method using the free cash flow forecasted for the year 2012.

The starting point for our cash flow projection was the 2009 and 2010 financial projection presented to the Seadrift Board of Directors in June 2009. We made additional assumptions based on volume, selling price, decant oil price, steel production, and long-term growth for electric arc furnace industry utilization rates that we used for our internal forecasts.

We discounted the projected cash flows using a weighted average cost of capital of 14.5% and a long-term growth rate of 2.5% for the June 30, 2009 forecast.

Using the above, we calculated the fair value of our investment in Seadrift to be $65.5 million; which resulted in an impairment of $52.8 million at June 30, 2009.

Valuation Methodology —Items that Could Negatively Affect Significant Assumptions and Sensitivity Analysis

The key drivers of the forecasts are metric tons shipped and price per metric ton. Principal factors that could negatively affect the significant assumptions are a longer than forecast or deeper recession or other business interruption, an assumed increase in the price of decant oil, new market entrants which would increase market supply; and any event which could result in fewer metric tons shipped than forecast and/or needle coke price degradation.

We determined that for each one percentage point decrease in revenues for each of the years 2010, 2011, and 2012; the fair value of our investment would be reduced by approximately $3.1 million. We also determined that for each one percentage point change in the discount rate the fair value of our investment would be changed by approximately $2.8 million and that for each 0.25% percentage point decrease in the long-term growth rate the fair value the fair value of our investment would be changed by approximately $1.6 million.

While we used our best estimate in determining the fair value of our investment in Seadrift, we recognized that in light of the global financing and economic crisis there was a significant degree of uncertainty which we took into account in establishing our estimates and in determining the discount rate.

Valuation Methodology – Comparison of June 30, 2009 Assumptions to December 31, 2008 Assumptions

Since the time of our initial investment in Seadrift, both the steel and graphite electrode industries have been significantly impacted by the global recession. The severity of the global recession, in terms of depth and duration, has been extremely volatile and difficult to predict. In December 2008, expectations were for a relatively rapid recovery (i.e. “V” shape) that would take place over the three year time horizon. Our December 31, 2008 forecast assumed that the electric arc furnace market would return to normal utilization levels in 2012 and grow at the historical long-term growth rate of 2% to 3% per year.

In the second quarter of 2009 it was evident the trough was deeper than initially anticipated and the recovery would be slower than anticipated. This change had a significant impact on the global market recovery of Electric Arc Furnace steel production. Capacity utilization rates dropped to historic lows and the demand for graphite electrodes and needle coke would be less than previously forecasted. It became apparent that the initially anticipated three year recovery, with an emphasis on a more robust years 1 and 2 recovery, would not occur and the economic downturn would be deeper than anticipated and the recovery would be significantly slower. Further significantly impacting our valuation of Seadrift was a dramatic decline (approximately 25% in the base year) in the market price for needle coke. These events decreased our June 30, 2009, forecasted revenues for Seadrift by 57.6% in 2010, 39.9% in 2011, and 22.8% in 2012 as compared to our December 31, 2008 forecast.

Business Rationale for the Original Investment in Seadrift Coke and Facts and Circumstances that Led to a Significant Impairment Shortly After Our Initial Investment

Seadrift is one of the four main producers of needle coke. Needle coke is a critical raw material, without substitutes, required to produce a graphite electrode and represents approximately 40% of our total cost to produce. At the time of the acquisition, industry sales of graphite electrodes were at an all-time high and needle coke production was at or near full capacity. The availability and rising cost of needle coke was creating a compelling threat to the profitability and growth of our business model. In order to partially hedge the impact of rising needle coke cost and, more importantly, to potentially position ourselves to gain a controlling interest, we purchased our 18.9% ownership interest in Seadrift.

As disclosed in Note 5, Investment in Non-Consolidated Affiliate, in our Form 10-K for the year ended December 31, 2008, we determined that the fair value of our investment in Seadrift was less than our carrying value and that the loss in value is other than temporary. We recorded a $34.5 million noncash impairment to recognize this other than temporary loss in value. Driven by the impact of the global recession the revised fair value of Seadrift reflected reductions in the estimated future cash flows based on a lower expectation of tons shipped and reduced growth and profitability resulting primarily from the downturn in the economy.

In response to the Staff’s comments, we have attached as Appendix A our proposed footnote, Investment in and Loan to Non-Consolidated Affiliate, that will be provided in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and in future filings, as appropriate.

Results of Operations, page 32

Three Months Ended September 30, 2009 as Compared to Three Months Ended September 30, 2008, page 32

4.

We note your disclosure that you experienced “significant” rising raw material prices during the quarter. Please tell us, and in your future filings, as applicable, please disclose the extent to which significant rises in your costs have affected your income. Please refer to Item 303(a)(3)(i) of Regulation S-K. Additionally, in your future filings, as applicable, please describe any known trends that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on net income from continuing operations, including material changes to your costs of materials. In this regard, we reference the October 29, 2009 earnings call statements by your chief executive officer that you had secured pricing for your petrol and needle coke requirements which were estimated to be 45% to 50% over the prior purchase prices. We also note that your chief executive officer indicated on the call that you had utilized the remainder of your low price needle coke in 2009 and would begin to see the impact of the higher priced needle coke in 2010. Please refer to Item 303(a)(3)(ii) of Regulation S-K.

Needle coke is our primary raw material and represents approximately 40% of the cost of producing a graphite electrode. Our average cost of a metric ton of needle coke in the third quarter of 2009 was approximately 35% higher than the average cost of a metric ton in the third quarter 2008. The increase was due to increases from suppliers as well as the impact of translation. During the third quarter of 2009 our operating income was unfavorably impacted by approximately $8 million when compared to the prior year.

In future filings we shall describe the extent to which significant cost increases materially impacted our income from continuing operations.

The global recession has led to a dramatic decline in the demand for, and corresponding production of, graphite electrodes. The lower production levels have allowed us to produce the majority of 2009 production with needle coke that was in inventory as of December 31, 2008. Needle coke purchases in 2009 were limited and abnormally low.

The statement by our chief executive officer set forth our outlook was for increases in our raw material costs in 2010 over those in 2008. Because the reduced volume of purchases in 2009 was an anomaly, we believed that 2008 was a better period to use for a comparison in that forum.

In future filings we shall describe any known trends that have had, or that we reasonably expect will have, a material favorable or unfavorable impact on net income from continuing operations, including material changes to our costs of materials.

*    *    *

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 216-676-2427 with any questions you may have regarding our responses.

Sincerely,

GrafTech International Ltd.

/s/ Mark R. Widmar
Mark R. Widmar
Vice President and Chief Financial Officer (Principal Accounting Officer)

cc:	Craig S. Shular, Chairman of the Board, Chief Executive Officer and President

Michael C. Nahl, Chairman, GrafTech Board of Directors Audit Committee

Kazi Islam, PricewaterhouseCoopers LLP

Appendix A

Investment in and Loan to Non-Consolidated Affiliate

Acquisition

On June 30, 2008, we acquired 100% of the common stock of Falcon-Seadrift Holding Corp., now named GrafTech Seadrift Holding Corp. (“GTSD”). The principal asset of GTSD is limited partnership units constituting approximately 18.9% of the equity interests of Seadrift Coke L.P. (“Seadrift”); a privately-held producer of needle coke, the primary raw material used in the manufacture of graphite electrodes. Seadrift is one of the four main producers of needle coke. Needle coke is a critical raw material, without substitutes, required to produce a graphite electrode and represents approximately 40% of our total cost to produce. At the time of the acquisition, industry sales of graphite electrodes were at an all-time high and needle coke production was at or near full capacity. The availability and rising cost of needle coke was creating a compelling threat to the profitability and growth of our business model. In order to partially hedge the impact of rising needle coke cost and, more importantly, to potentially position ourselves to gain a controlling interest, we purchased our 18.9% ownership interest in Seadrift.

The substance of the transaction was the acquisition of an asset, the limited partnership units. The cost of our acquisition was $136.5 million (net of $0.4 million cash received) of which $135.0 million cash was paid to the prior sole shareholder of GTSD.

In addition to the limited partnership units of Seadrift, we obtained certain rights associated with these interests. These include: the right to one of five seats on Seadrift’s board of directors (or, at our election, board observation rights in lieu thereof); the right of approval with respect to certain mergers and other transactions; and the right to veto Seadrift’s repurchase of its own equity (other than from former employees). There are also customary rights permitting or requiring us to sell our interests on the same terms and conditions if the majority owners sell their interests. Beginning May 1, 2011, we have the right to require Seadrift to purchase our interests (a “put” to Seadrift) at the then fair market value (determined by a third-party assuming a sale of Seadrift as a going concern and without applying a discount for lack of liquidity, marketability, or lack of control).

Seadrift is a pass-through entity. [The guidance in EITF Topic D-46, “Accounting for Limited Partnership Investments” requires us to account for our investment in Seadrift using the equity method of accounting (APB opinion No. 18, The Equity Method of Accounting for Investments in Common Stock).] We account for our investment in Seadrift using the equity method of accounting.

Accounting for the Acquisition

The difference between our cost of the investment in Seadrift and our equity in the net assets (book value) of Seadrift was $122.5 million. [As required by APB 18,] We identified the principal factors causing the difference and assigned the excess to such assets [; following the guidance in SFAS 142, Goodwill and Other Intangible Assets] with the remainder to goodwill. The following table summarizes the assignment of the difference which was completed in the fourth quarter of 2008 (dollars in thousands):

Inventory.	$2,280
Property and equipment	36,197
Intangible assets	61,425
Goodwill	22,578

Total	$122,480

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We accounted for the acquisition of GTSD as the acquisition of an asset – limited partnership units in Seadrift – rather than as a business combination. Because the amount we paid for the limited partnerships units exceeded their tax basis accounting guidance [in EITF Issue No. 98-11, “Accounting for Acquired Temporary Differences in Certain Transactions That Are Not Accounted for as Business Combinations”] required us to recognize a deferred tax liability for this difference. We increased the purchase price by $41.8 million to recognize the deferred tax liability applicable to the difference between the amount we paid and the tax basis of the Seadrift limited partnership units.

At the time of the acquisition we had a deferred tax asset valuation allowance. The accounting for the acquisition of Seadrift resulted in a taxable temporary difference that is expected to reverse during the same period that our deferred tax assets are expected to reverse. [As a result, we reduced] Accounting guidance required us to reduce our preexisting valuation allowance and decrease the purchase price of Seadrift by $22.4 million [following the guidelines in EITF 98-11].

The net result was an increase in the initial carrying amount for the investment in Seadrift of $19.4 million.

Equity in Earnings (Losses) and Summarized Financial Information

Our equity earnings are based on Seadrift’s results of operations with a one-month lag because its accounting close and financial statement preparation cycle occurs subsequent to our reporting deadline for our corresponding cycle. We include an estimate for the effect of Seadrift’s LIFO inventory accounting on interim periods. The equity in earnings (loss) reflected in our statements of operation for 2008 and 2009 are comprised of the following (dollars in millions):

	2008	2009
Equity in earnings (loss)	$(1.7)	$(2.6)
Impairment	(34.5)	(52.8)
Equity in earnings (loss) of non-consolidated affiliate	$(36.2)	$(55.4)

Equity in earnings (loss) includes an estimate of our share for the effect of LIFO ($1.0 expense in 2008 and $0.4 expense in 2009) and the write-off of construction in process for abandoned projects ($2.2 million expense in 2009); and the amortization of the difference between our cost of the investment and the net assets of Seadrift assigned to the long-lived assets ($2.8 million expense in 2008 and $3.6 million expense in 2009).

The following table shows summarized financial information for Seadrift, [adjusted for the estimated LIFO effect] including adjustments to comply with generally accepted accounting principles, for the five months ended and as November 30, 2008, and for the twelve months ended and as of November 30, 2009:

	As of and for the five months ended November 30, 2008	As of and for the twelve months ended November 30, 2009
	(Dollars in thousands)	(Dollars in thousands)

Current assets	$39,744	$35,619
Noncurrent assets	75,336	71,499
Current liabilities	39,166	27,155

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	As of and for the five months ended November 30, 2008	As of and for the twelve months ended November 30, 2009
	(Dollars in thousands)	(Dollars in thousands)
Noncurrent liabilities	0	176
Net sales	141,677	92,884
Gross profit	12,451	31,014
Net income	5,851	5,180

Write-down of Investment to Its Fair Value

We [assess] perform an assessment of our investment in Seadrift for impairment whenever changes in the facts and circumstances indicate that a loss in value has occurred, which is other than temporary. Because Seadrift is privately-held, we determine the fair value using an income approach (based upon the present value of expected future cash flows using discount rates commensurate with the risks of the investment), a “Level 3” value in accordance with the definition in ASC 820, Fair Value Measurements and Disclosures. Our valuation method uses a discounted cash flow model in which cash flows anticipated over several periods, plus a terminal value at the end of that time horizon are discounted to their present value using an appropriate rate of return. We used the constant growth method to determine the terminal value.

The key drivers of the forecasts are metric tons shipped and price per ton. Using these forecasts we applied our assumptions of current and longer term growth for the industry and electric arc furnace utilization rates to forecast future cash flows; applying the half-year convention to the year 2009 forecast. We discounted the projected cash flows using a weighted average cost of capital of 14.5% and a long-term growth rate of 2.5%. Principal factors that could negatively affect the significant assumptions are a longer than forecast or deeper recession or other business interruption; an increase in the price of decant oil, and new market entrants which would increase current capacity; any of which could result fewer metric tons shipped than forecast and/or price degradation.

At December 31, 2008, we determined that the fair value of the investment was less than our carrying value and that the loss in value is other than temporary. We recorded a $34.5 million noncash impairment to recognize this other than temporary loss in value. The fair value of Seadrift reflected reductions in the estimated future cash flows based on a lower expectation of tons shipped and reduced growth and profitability resulting primarily from the downturn in the economy. Because the impairment reduced the difference between the cost of our investment and its tax basis, we reduced the deferred tax liability recognized at the acquisition by $12.1 million. The reduction of the valuation allowance at the acquisition was not affected by the impairment.

At June 30, 2009, we determined that Seadrift’s reported and projected operating losses were triggering events requiring us to assess if there was a loss in value that is other than temporary. The fair value of Seadrift reflected reductions in the estimated future cash flows based on a lower expectation of volume and reduced growth and profitability resulting primarily from the continued downturn in the economy. We determined that the fair value was less than our carrying value and that the loss in value was other than temporary. We recorded a $52.8 million noncash impairment to recognize this other than temporary loss in value. Because the impairment reduced the difference between the carrying amount of our investment and its tax basis, we recorded a net tax benefit of $7.4 million representing the net change of the deferred tax liability and the restoration of the valuation allowance recognized at the acquisition. We determined that for each one percentage point decrease in revenues for each of the years 2010, 2011, and 2012; the fair value of our investment would be reduced by approximately $3.1 million. We also determined that for each one percentage point change in the discount rate the fair value of our investment would be changed by

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approximately $2.8 million and that for each 0.25% percentage point decrease in the long-term growth rate the fair value the fair value of our investment would be changed by approximately $1.6 million.

Given the current economic environment and the uncertainties regarding the impact on steel producers and their suppliers, including Seadrift, there can be no assurances that our estimates and assumptions regarding the fair value of Seadrift will prove to be accurate. If the assumptions regarding forecasted revenue, growth rates, and expected profitability are not achieved, we may be required to record additional impairment charges in future periods.

Loan to Seadrift

In late June and early July 2009, Seadrift entered into agreements to borrow up to $17.0 million from certain of its shareholders, which includes GrafTech. We agreed to loan up to $8.5 million and on July 2, 2009, we loaned Seadrift $6.0 million. We recorded the loan at its face amount, which reasonably approximated the present value of the note. Seadrift has borrowed $6.0 million from the other shareholders.

Borrowings under these agreements are evidenced by Senior Subordinated Non-Negotiable Demand Notes that are subordinate to Seadrift’s revolving credit agreement. The Demand Notes cannot be repaid until all indebtedness under Seadrift’s revolving credit agreement have been paid in full and the obligation to make any further loans or advances have ceased and terminated,. The Demand Notes bear interest at 10%, payable quarterly in arrears commencing September 30, 2009. Seadrift also pays a 1% servicing fee to the lender at the time of a borrowing.

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